Oppenheimer Senior Floating Rate Fund
Period Ending 07-31-2010
Exhibit 77C

On May 21, 2010 a special meeting of shareholders was scheduled to vote on the following proposals. The meeting was adjourned until June 4, 2010 and then further adjourned to June 9, 2010 to allow shareholders time to consider their voting decision. On June 9, 2010, the meeting was reconvened and the two proposals below were approved.

The following is a report of the results from the meeting:

Proposal 1: The election of ten Trustees

Nominee	For	Withheld	Total
Trustees
William L. Armstrong	133,771,532	5,516,946	139,288,478
George C. Bowen	133,815,758	5,472,720	139,288,478
Edward L. Cameron	133,812,950	5,475,528	139,288,478
Jon S. Fossel	134,056,244	5,232,234	139,288,478
Sam Freedman	134,217,406	5,071,072	139,288,478
Richard F. Grabish	134,494,021	4,794,457	139,288,478
Beverly L. Hamilton	134,085,700	5,202,778	139,288,478
Robert J. Malone	134,081,794	5,206,684	139,288,478
F. William Marshall, Jr.	134,057,424	5,231,054	139,288,478
William F. Glavin, Jr.	134,054,600	5,233,878	139,288,478

Proposal 2: To approve the conversion of the Fund from a closed-end investment company to an open-end investment company, including in connection therewith the elimination of certain fundamental investment policies regarding quarterly repurchases.

For	Against	Abstain	Broker Non-Votes	Total
94,125,555	4,546,695	4,002,206	36,614,022	139,288,478